UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2017

JP Energy Partners LP

(Exact name of registrant as specified in its charter)

Delaware	001-36647	27-2504700
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

600 East Las Colinas Blvd, Suite 2000

Irving, Texas 75039
(Address of principal executive office) (Zip Code)

(972) 444-0300

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01             Regulation FD Disclosure.

On January 20, 2017, JP Energy Partners LP (“JP Energy”) issued a press release announcing that it has established a record date of January 30, 2017 and a meeting date of March 7, 2017 for the special meeting of its unitholders to consider and vote upon a proposal to approve and adopt the previously announced Agreement and Plan of Merger, dated October 23, 2016, by and among American Midstream Partners, LP (“AMID”), American Midstream GP, LLC, Argo Merger Sub, LLC, Argo Merger GP Sub, LLC, JP Energy and JP Energy GP II LLC, and other related matters.

A copy of the press release announcing the record date and meeting date for the special meeting is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information being furnished pursuant to Item 7.01 of this Current Report on Form 8-K and in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any registration statement or other filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01             Other Events.

The information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01 of this Current Report on Form 8-K.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between AMID and JP Energy.  In connection with the proposed transaction, AMID filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of AMID and JP Energy. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, AMID and JP Energy will each file with the SEC a definitive proxy statement/prospectus, and each of AMID and JP Energy will file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to unitholders of JP Energy. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents (when they become available), and any other documents filed by AMID or JP Energy with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of AMID or JP Energy at the following:

American Midstream Partners, LP

2103 City West Blvd. Bldg. 4, Suite 800

Houston, TX 77042

Attention: Investor Relations

Phone: 346-241-3400

JP Energy Partners LP

600 East Las Colinas Blvd

Suite 2000

Irving, TX 75039

Attention: Investor Relations

Phone: 972-444-0300

Participation in the Solicitation

AMID, JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding JP Energy’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Information regarding AMID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 7, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01             Financial Statements and Exhibits.

(d)           Exhibits

Exhibit Number	Description
99.1	Press Release, dated January 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JP Energy Partners LP

	By:	JP Energy GP II LLC,
its general partner

Dated: January 20, 2017	By:	/s/ Patrick J. Welch
Name: Patrick J. Welch
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated January 20, 2017